Filed Pursuant to Rule 433

Registration No. 333-190718

SUMMARY OF FINAL TERMS

November 5, 2013

$50,000,000

SEASPAN CORPORATION

7.95% SERIES D CUMULATIVE REDEEMABLE PERPETUAL PREFERRED SHARES

This summary pricing sheet relates only to the securities described below and should only be read together with the Preliminary Prospectus Supplement, subject to completion, dated November 5, 2013, relating to these securities and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Except as set forth in the immediately preceding sentence, this summary pricing sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Capitalized terms not defined herein have the meanings assigned to them in the Preliminary Prospectus Supplement.

Issuer	Seaspan Corporation

Securities Offered	2,000,000 of our 7.95% Series D Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (the “Series D Preferred Shares”) offered hereby in addition to the initial 3,105,000 Series D Preferred Shares issued on December 13, 2012 (the “Initial Series D Preferred Shares”), which will be treated as a single series of preferred shares with the Initial Series D Preferred Shares.

Trade Date	November 5, 2013.

Settlement Date	November 8, 2013.

Offering Size	2,000,000 Series D Preferred Shares ($50,000,000.00 aggregate liquidation preference).

Option to Purchase Additional Shares	The underwriters may also purchase an additional 300,000 Series D Preferred Shares at the Public Offering Price within 30 days of the date of the prospectus supplement.

Maturity	Perpetual.

Conversion; Exchange and Preemptive Rights	Will not have any conversion or exchange rights or be subject or entitled to preemptive rights.

Dividend Payment Dates	Quarterly on January 30, April 30, July 30 and October 30, commencing January 30, 2014 (each, a “Dividend Payment Date”).

Dividends	Shall accrue and be cumulative from October 30, 2013 and shall be payable on each Dividend Payment Date, when, as and if declared by the Issuer’s board of directors. The initial dividend on the Initial Series D Preferred Shares was paid on January 30, 2013. The initial dividend on the Series D Preferred Shares offered hereby will be payable on January 30, 2014.

Dividend Rate	7.95% per annum per $25.00 of liquidation preference per share (equal to $1.9875 per share per annum).

SUMMARY OF FINAL TERMS

November 5, 2013

$50,000,000

SEASPAN CORPORATION

7.95% SERIES D CUMULATIVE REDEEMABLE PERPETUAL PREFERRED SHARES

Optional Redemption	At the option of the Issuer anytime on or after January 30, 2018, in whole or in part, at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption.

Issue Price	$25.00 per share inclusive of accrued dividends.

Day Count	30/360.

Net Proceeds to the Issuer (before expenses)	$48,425,000 (or $55,688,750 if the underwriters exercise their option to purchase additional shares in full).

Ratings	The Series D Preferred Shares are not rated by any nationally recognized statistical rating organization.

Listing	The Series D Preferred Shares are listed on The New York Stock Exchange under the symbol “SSW PR D.”

CUSIP/ISIN	Y75638208 / MHY756382088.

Joint Book-Running Managers	Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Incapital LLC

Co-Manager	Sterne, Agee & Leach, Inc.

Additional Information	The underwriters have agreed to reimburse the issuer for certain documented expenses. To the extent of this reimbursement, the total underwriting discount will be less, and the total net proceeds to the issuer will be greater, than the amounts set forth in the Preliminary Prospectus Supplement.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Series D Preferred Shares and is not soliciting an offer to buy the Series D Preferred Shares in any jurisdiction where the offer or sale is not permitted.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Merrill Lynch, Pierce, Fenner & Smith Incorporated, 222 Broadway, New York, NY 10038, Attn: Prospectus Department, email:dg.prospectus_requests@baml.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, tel: (800) 831-9146; Credit Suisse Securities (USA) LLC, One Madison Avenue, Floor 1B, New York, NY 10010, 1-800-221-1037, email: newyork.prospectus@creditsuisse.com; or Incapital LLC, Attn: DCM Prospectus Department, 200 S. Wacker Drive, Suite 3700, Chicago, IL 60606, tel: (312) 379-3700, email: prospectus_requests@incapital.com.

SUMMARY OF FINAL TERMS

November 5, 2013

$50,000,000

SEASPAN CORPORATION

7.95% SERIES D CUMULATIVE REDEEMABLE PERPETUAL PREFERRED SHARES

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.